United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-         .)

Press Release
Signature Page

Press Release
CVRD assures dividend payment
Rio de Janeiro, October 25, 2007 — Companhia Vale do Rio Doce (CVRD) informs that the dividend distribution announced on October 18 2007 will take place as announced and will not suffer any change, despite recent news regarding a judicial decision involving the Company.
CVRD suffered three judicial charges, involving a total value of R$ 756,883,452.01. For the first two, determined by the Brazilian National Treasury, in 2004 and 2005, amounting to R$ 117,013,860.08, CVRD presented bank guarantees, according to the applicable Brazilian law (Law 6830/80). At that time, these guarantees were accepted by the court. However, after our dividend announcement, the National Treasury required that the bank guarantees should be replaced by cash. CVRD is currently appealing to these decisions.
For the third charge, amounting to R$639,869,591.20, in an unprecedented event the Company was never served. In October 24 2007, it was required to retain to the payment of dividends. If the proper court procedure pursuant to the above mentioned law had taken place, CVRD would have 5 days to assure the execution and defend itself before the court, as occurred in prior cases.
Due to this situation, to fulfill the commitment with our shareholders, the Company will deposit in cash the values required. CVRD will appeal against this judicial decision.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: Marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 25, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations